SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2006
                          ---------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-51726

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Magyar Bank 401(k) Profit Sharing Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Magyar Bancorp, Inc.
                               400 Somerset Street
                         New Brunswick, New Jersey 08903



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                              SUMMARY ANNUAL REPORT
                   FOR MAGYAR BANK 401(K) PROFIT SHARING PLAN

This is a summary of the annual report for the MAGYAR BANK 401(K) PROFIT SHARING PLAN, EIN 22-1085787, Plan No. 002, for period January 1, 2006 through December 31, 2006. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

                            Basic Financial Statement

Benefits under the plan are provided through insurance and through a trust fund. Plan expenses were $134,281. These expenses included $132,740 in benefits paid to participants and beneficiaries and $1,541 in other expenses. A total of 105 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $2,352,604 as of December 31, 2006, compared to $1,620,515 as of January 1, 2006. During the plan year the plan experienced an increase in its net assets of $732,089. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $866,370 including employer contributions of $105,242, employee contributions of $257,827, and earnings from investments of $279,638.

                      Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

         1. financial information; and
         2. insurance information, including sales commissions paid by insurance carriers.

To obtain a copy of the full annual report, or any part thereof, write or call MAGYAR BANK, 400 SOMERSET ST, NEW BRUNSWICK, NJ 08901, (732) 342-7600.

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institution(s) held or issued plan assets that qualified under the waiver: DIVERSIFIED INVESTMENT ADVISORS $984,187 and TRANSAMERICA LIFE INSURANCE COMPANY $1,348,928. You have the right, upon request of the Plan Administrator and without charge, to examine or receive copies of statements from the regulated financial institutions describing the qualifying plan assets. If you are unable to examine or obtain these documents, contact a EBSA Regional Office for assistance. Information about contacting EBSA regional offices can be found on the Internet at http://www.dol.gov/ebsa.

You also have the legally protected right to examine the annual report at the main office of the plan (MAGYAR BANK, 400 SOMERSET ST, NEW BRUNSWICK, NJ 08901) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.


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                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         MAGYAR BANK
                                         401(k) PROFIT SHARING PLAN




Date: June 14, 2007                By:    /s/ Elizabeth E. Hance
                                          ------------------------------------
                                   Name:  Elizabeth E. Hance
                                   Title: President and Chief Executive Officer,
                                          Magyar Bancorp, Inc.